Exhibit 99.1
Duoyuan Global Water Inc. Announces
Action By the Board of Directors
Beijing, China, September 14, 2010 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced that the Company’s Board of Directors has instructed the audit committee of the Board of Directors to initiate a pre-emptive independent third party review of the accounting, internal controls and corporate governance of the Company, as may be necessary, to confirm that the Company’s standards are in accordance with the standards expected of an NYSE-listed company.
The Board of Directors voted unanimously to take proactive action following a recent announcement by Duoyuan Printing, Inc. (“Duoyuan Printing”), that may have been perceived to involve the Company [which is an affiliate of Duoyuan Printing], as Wenhua Guo (the Company’s Chairman and CEO) is also Duoyuan Printing’s Chairman of the Board and its largest shareholder. While there are presently no known accounting or corporate governance issues to be reviewed and the Company consistently has received unqualified audits from Grant Thornton, an international accounting firm, for four successive years, the Company’s Board of Directors is of the opinion that the appointment of an independent third party is necessary to ensure the highest level of transparency and accountability.
As additional material information becomes available, the Company’s Board of Directors intends to provide updates. Investor inquiries can be directed to the Company’s investor relations department, reachable at (646) 277-1227.
About Duoyuan Global Water Inc.
 Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
 This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated January 27, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information
ICR, LLC
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wen Lei Zheng: 86-10-6599-7968